BlackRock MuniYield Investment Quality Fund (the “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of the Certificate of Designation Establishing and Fixing the Rights and Preferences of the Registrant’s Series W-7 Variable Rate Muni Term Preferred Shares filed with the Secretary of the Commonwealth of Massachusetts on December 15, 2011 is attached under sub-item 77Q1(a).